

November 21, 2023

Jack Guo
Chief Financial Officer
Constellium SE
Washington Plaza
40-44 rue Washington
75008 Paris
France

> **Re: Constellium SE**
> **Form 20-F for the fiscal year ended December 31, 2022**
> **Filed March 14, 2023**
> **Form 6-K furnished July 26, 2023**
> **File No. 001-35931**

Dear Jack Guo:

We have reviewed your October 30, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Operating and Financial Review and Prospects
Segment Adjusted EBITDA, page 46

1. We note your response to comment 3 and the example provided in Exhibit 1. Our comment is in response to your presentation of Adjusted EBITDA in total. You state that the metal price lag adjustment is intended to eliminate the non-cash timing difference between metal purchase costs intended to be passed through to customers and metal purchase costs accounted in cost of sales. This adjustment appears to have the effect of changing the basis of accounting for inventory, which is inconsistent with Question 100.04 of the non-GAAP C&DI's. Please revise accordingly or explain in more detail why

you believe this adjustment is appropriate.

Form 6-K furnished July 26, 2023

Exhibit 99.1

2.	We note your response to comment 10. Please address the following comments related to your presentation of the non-IFRS measure Value-Added Revenue ("VAR"):

- You indicate that you will revise your presentation in future filings to reconcile your VAR measure to gross profit, rather than revenue. Your basis for determining that gross profit is the most directly comparable financial measure presented in accordance with IFRS is unclear. Please explain, providing insight into whether you consider VAR to be a measure of revenue or profitability.

- To help us better understand the adjustment "hedged cost of alloyed metal," please provide us with a schedule quantifying the individual components of this adjustment and tell us in more detail why you believe it is appropriate to include a metal lag adjustment.

- You state that VAR eliminates the impact of metal price fluctuations which are not under your control and generally passed through to your customers. Please clarify what you mean by "generally" and tell us if there have been instances when you have not been able to pass through aluminum costs to your customers. If so, tell us what that impact has been on VAR.

	Please contact Eiko Yaoita Pyles at 202-551-3587 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing